EXHIBIT 99.53

Mercator and Creston Announce Friendly Business Combination
to Create a Significant Copper-Moly Company With An Industry-
Leading Growth Profile

Vancouver, B.C., Tuesday, April 12, 2011 – Mercator Minerals Ltd. (TSX: ML) (“Mercator”) and Creston Moly Corp. (TSXV: CMS) (“Creston”) are pleased to announce that they have entered into a definitive arrangement agreement pursuant to which Mercator will acquire all the outstanding common shares of Creston by way of a plan of arrangement.

Under the plan of arrangement, shareholders of Creston will receive 0.15 of a common share of Mercator and $0.08 in cash, in respect of each common share of Creston. This represents an implied premium of 43% and 40% based on each company’s closing price and 20-day volume weighted average share price, respectively, as at April 8, 2011 (the last full day of trading for Creston prior to announcement).  The proposed transaction values Creston at approximately C$195 million.

The board of directors and management of the combined company will draw from the expertise of both companies.  Mr. Gavin Thomas will continue as Non-Executive Chairman.  Mr. Bruce McLeod (current President and CEO of Creston) will become President and CEO of the combined company.  Mr. Michael Surratt (current President and CEO of Mercator) will continue to work with the combined company, on a consultancy basis, as Technical Advisor to the President and CEO.  Mr. Mark Distler will continue in his current role as CFO of the combined company.  The combined board of directors will be comprised of Gavin Thomas (Non-Executive Chairman), Bruce McLeod (President and CEO), Colin K. Benner, Joseph Keane, Stephen Quin, Robert Quinn, Ron Vankoughnett and one additional independent director to be appointed at a future date.

Creston owns a 100% interest in El Creston, an advanced development-stage moly-copper project located in Sonora, Mexico.  El Creston has a Measured and Indicated resource of 336 million pounds of molybdenum and 281 million pounds of copper which will increase Mercator’s Measured and Indicated molybdenum resource by 85% to 732 million pounds (141% and 956 million pounds including Creston’s Moly Brook and Ajax projects) and its Measured and Indicated copper equivalent resource by 38% to 7,781 million pounds (62% and 9,098 million pounds including Creston’s Moly Brook and Ajax projects).  Creston recently completed a preliminary economic assessment on the El Creston project which indicated robust economics based on a molybdenum and copper price of US$15.00/lb and US$2.60/lb, respectively (vs. current spot molybdenum and copper prices of US$17.10/lb and US$4.38/lb).  The project is expected to generate average annual production of approximately 24 million pounds of molybdenum and approximately 16 million pounds of copper over a 13 year mine life.  The preliminary economic assessment indicated an after-tax NPV8% of over US$560 million and an IRR of approximately 22%.

Mr. Michael Surratt, current President and CEO of Mercator, stated: “By adding a world-class development asset like El Creston to our portfolio, we are establishing an attractive and continuous growth pipeline commencing with the Phase II Expansion at Mineral Park in July 2011, followed by the development of El Pilar in 2012 and then El Creston in 2013.  We see this as a significant first step towards creating a strong intermediate base metals company with an attractive growth profile.  Bruce

McLeod is well known to the capital markets and has a proven track record of creating shareholder value.  I am excited that he has agreed to take the combined company to the next stage in its evolution.”

Mr. Bruce McLeod, current President and CEO of Creston, stated: “The proposed transaction delivers an immediate and significant premium to our shareholders.  Moreover, it provides our shareholders with the opportunity to participate in the enormous growth potential of the combined portfolio of producing and development assets.  This transaction will create a significant copper-moly company with an industry-leading growth profile and the management resources, capital markets profile and access to capital necessary to realize on the full potential of its portfolio. I am excited by the prospects we have ahead of us and I look forward to continuing to create shareholder value for the combined shareholder base in my new role.”

The board of directors of Mercator would like to recognize and express its gratitude to Mr. Surratt for his years of service to Mercator. Under Mr. Surratt's leadership, Mercator has assembled one of the most experienced operating teams in the industry, completed the acquisition of a major copper development project in El Pilar and grown the Mineral Park mine from a small copper heap leach operation in 2003 into one of the largest new mines in North America. While Mr. Surratt has decided to retire from the position of President and CEO, the board is pleased that he has agreed to continue in a consulting capacity to the new President and CEO, where his experience will benefit the operations at Mineral Park as well as the development activities at Mercator’s two Mexican projects.

Transaction Details

The proposed transaction will be carried out by way of a plan of arrangement, the implementation of which will be subject to approval by at least 66 2/3% of the votes cast at a special meeting of Creston shareholders that is expected to be held in mid to late June 2011 followed by and subject to the approval of the Supreme Court of British Columbia.  Pursuant to the terms of the arrangement agreement between Mercator and Creston, the proposed transaction is also subject to applicable regulatory approvals and the satisfaction of certain closing conditions customary for transactions of this nature. The arrangement agreement also provides for, among other things, customary board support and non-solicitation covenants from Creston (subject to customary “fiduciary out” provisions that entitle Creston to consider and accept a superior proposal and a 5 calendar day “right to match” in favour of Mercator).  The arrangement agreement also provides for the payment of a termination fee of C$5.5 million to Mercator and the payment of an expense reimbursement fee of C$5.5 million to Creston if the proposed transaction is not completed in certain specified circumstances.

The board of directors of Creston, after receiving the recommendation of its special committee and consultation with its financial and legal advisors, has unanimously determined that the proposed transaction is in the best interests of Creston, is fair to the shareholders of Creston, and to recommend that shareholders of Creston vote in favour of the proposed transaction.  BMO Capital Markets, financial advisor to Creston and its board of directors, has provided an opinion to the effect that the consideration to be received by shareholders of Creston is fair, from a financial point of view, to shareholders of Creston.  All of the directors and senior officers of Creston have entered into customary voting support agreements pursuant to which, among other things, they have agreed to vote their common shares of Creston (representing approximately 3.2% of the outstanding common shares of Creston) in favour of the proposed transaction.  In addition, certain other shareholders of Creston holding approximately 8.3% of the outstanding common shares of Creston have entered into customary voting support agreements pursuant to which, among other things, they have agreed to vote their common shares of Creston in favour of the proposed transaction. Upon closing, outstanding options and warrants to purchase common shares of Creston will entitle the holders to common shares of Mercator with the number of common shares and/or exercise price adjusted, as appropriate, to reflect the consideration to be received by shareholders of Creston pursuant to the plan of arrangement.

The terms and condition for the proposed transaction will be summarized in Creston’s management information circular, which will be filed and mailed to shareholders of Creston in early to mid May 2011.  If it is approved by shareholders of Creston, it is anticipated that the proposed transaction will be completed in late June 2011.

Copies of the arrangement agreement between Mercator and Creston and certain related documents will be filed with Canadian securities regulators and will be available on the SEDAR website at www.sedar.com.  The management information circular will also be available at www.sedar.com.

Advisors and Counsel

Haywood Securities Inc. is acting as financial advisor to the special committee of the board of directors of Mercator.  DuMoulin Black LLP is acting as legal advisor to Mercator.  Gowling Lafleur Henderson LLP is acting as legal advisor to the special committee of the board of directors of Mercator.

BMO Capital Markets is acting as financial advisor to Creston and its board of directors.  Morton & Company is acting as legal advisor to Creston.  McCarthy Tetrault LLP is acting as legal advisor to the special committee of the board of directors of Creston.

Conference Call

Mercator and Creston will hold a joint conference call to discuss the proposed transaction at 7:00 am Pacific Time (10:00 am Eastern Time) on Tuesday, April 12, 2011.  To participate, please use the following conference call details:

Local dial in number: (647) 427-7450
Toll-free dial in number: (888) 231-8191
Passcode: 59407385

The call will also be webcast live by CNW Group and can be accessed at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3481720. The call and presentation can be accessed at Mercator's or Creston’s websites at www.mercatorminerals.com or www.crestonmoly.com, respectively. The call will also be available for replay by dialing (toll free) 1-800-642-1687 or 416-849-0833 (Passcode 59407385 followed by the number sign) for 14 days.

NI-43-101 Qualified Persons

Gary Simmerman, BSc., Mercator’s VP  Engineering, a NI 43-101 Qualified Person, supervised the preparation of and verified the Mineral Park technical information contained in this release.

Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, Mercator’s VP Exploration, a NI 43-101 Qualified Person, supervised the preparation of and verified the El Pilar technical information contained in this release.

Dave Visagie, P. Geo, Creston’s Exploration Manager, a NI 43-101 Qualified Person, supervised the preparation of and verified the El Creston technical information contained in this release.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America, to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

About Creston Moly Corp.

Creston is a mineral exploration company focused on the exploration and development of the El Creston Property in Sonora, Mexico, of which the Company holds a 100% interest.

Cautionary Statements

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

None of the securities issued under the plan of arrangement have been or will be registered under the Securities Act of 1933, as amended, or any state securities laws, and such securities are anticipated to be issued in the United States pursuant to exemptions from such registration requirements. This press release shall not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction where such an offer or sale would be unlawful.

Information Concerning Mineralization and Resources

Unless otherwise indicated, all resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws.  Without limiting the foregoing, this news release uses the terms "measured resources", "indicated resources" and "inferred resources". United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission ("SEC") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this news release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Information

This news release contains forward looking statements of Mercator, being statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Creston by Mercator, the potential benefits thereof, discussions of future plans, projections and objectives, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives.  In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed.  Important factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in Mercator’s Annual Information Form. Mercator does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Mercator's Annual Information Form and audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com.

This news release also contains forward looking statements of Creston.  Forward looking statements relate to future events or future performance and include, but are not limited to, statements with respect to the completion of the proposed transaction, estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. Forward-looking statements reflect Creston management’s expectations or beliefs regarding future events and are based on the assumptions that the proposed transaction will complete and that Creston’s exploration and development properties will achieve anticipated milestones and results, and rely on Mercator’s public disclosure regarding its mineral projects. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance or achievements of Creston to be materially different from any future events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to completion of the proposed transaction, actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in Creston’s interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on SEDAR at www.sedar.com. Although Creston has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  These forward-looking statements are made as of the date of this news release and Creston does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

Investor Relations

Mercator Minerals Ltd. 1971 Sandown Place North Vancouver, BC, Canada V7P 3C3 Tel: 604-981-9661 Fax: 604-960-9661 mleblanc@mercatorminerals.com www.mercatorminerals.com	Creston Moly Corp. Suite 860 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 Tel: 604-694-0005 Fax: 604-684-9365 info@crestonmoly.com www.crestonmoly.com

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